UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-33107

CANADIAN SOLAR INC.

545 Speedvale Avenue West, Guelph,

Ontario, Canada N1K 1E6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CANADIAN SOLAR INC.

Form 6-K

Signature

Exhibit Index

Exhibit 1.1

Exhibit 8.1

Exhibit 8.2

Exhibit 23.5

Exhibit 23.6

INCORPORATION BY REFERENCE

The documents attached as exhibits 1.1, 8.1, 8.2, 23.5, and 23.6 to this 6-K shall be incorporated by reference into the Registrant's Registration Statement on Form F-3 initially filed on May 27, 2021 (No. 333-256526).

The Registrant is filing material documents not previously filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SOLAR INC.

By:	/s/ Shawn (Xiaohua) Qu
Name:	Shawn (Xiaohua) Qu
Title:	Chairman and Chief Executive Officer

Date:  May 27, 2021

[Signature page to 6-K]

EXHIBIT INDEX

Exhibit 1.1 — Distribution Agency Agreement

Exhibit 8.1—Opinion of WeirFoulds LLP regarding the tax matters

Exhibit 8.2—Opinion of Zhong Lun Law Firm regarding the tax matters

Exhibit 23.5—Consent of WeirFoulds LLP (included in Exhibit 8.1)

Exhibit 23.6—Consent of Zhong Lun Law Firm (included in Exhibit 8.2)